Exhibit 99.1

Rodolfo Gaona No. 86 Piso 4
Col. Lomas de Sotelo
Mexico, D.F. 11200
FOR IMMEDIATE RELEASE
SATMEX FILES PRE-ARRANGED CHAPTER 11 PLAN TO IMPLEMENT CONSENSUAL
RESTRUCTURING IN U.S. BANKRUPTCY COURT
MEXICO CITY – August 11, 2006 — Satélites Mexicanos, S.A. de C.V. (“Satmex” or the “Company”), Mexico’s leading satellite service provider, announced today that it filed in the Bankruptcy Court for the Southern District of New York a voluntary petition under Chapter 11 of the U.S. Bankruptcy Code, together with a pre-negotiated plan of reorganization, disclosure statement and other first-day motions. The plan of reorganization provides for the final implementation of the financial restructuring previously announced by Satmex and contemplated under its Mexican bankruptcy plan (Convenio Concursal), which was approved on July 14, 2006 in the Company’s Concurso Mercantil proceeding. The order approving the Convenio Concursal became final on July 31, 2006, and the Concurso Mercantil proceeding has now been completed.
The plan of reorganization reflects the terms of the restructuring agreed to by the Company and certain of its equity holders and creditors in the Restructuring Agreement dated March 31, 2006 and the Convenio Concursal. More than two-thirds of the holders of Satmex’s Senior Secured Floating Rate Notes due 2004 and more than two-thirds of the holders of Satmex’s 10 1/8 percent Senior Notes due 2004 have committed to vote in favor of the plan when solicited. The plan is subject to a number of timing and other conditions, including the receipt of necessary governmental regulatory and judicial approvals and there can be no assurance that all such conditions will be satisfied.
Satmex expects to continue its normal operations without any adverse impact on its ability to serve customers. The Company’s available cash and continued cash flow from operations should be sufficient to fund ongoing operations and meet all anticipated obligations to customers, vendors and employees during the bankruptcy.
Satmex may issue further information regarding the status of the restructuring in the future.
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CONTACTS:
Cynthia Pelini, CFO, Satmex at +5255-2629-5808, or Carmen Ochoa, as CLO, at +5255-2629-5858.
www.satmex.com
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